Exhibit 99.1

PACTERA TECHNOLOGY INTERNATIONAL LTD.

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: PACT)

NOTICE OF ANNUAL GENERAL MEETING

To be held on December 23, 2013

NOTICE IS HEREBY GIVEN that an annual general meeting of Pactera Technology International Ltd. (the “Company”) will be held at Building C-4, No. 66 Xixiaokou Road, Haidian District, Beijing 100192, the People’s Republic of China on December 23, 2013 at 9:00 AM (Beijing time, or 8:00 PM EST on December 22, 2013), in accordance with the Sixth Amended and Restated Memorandum and Articles of Association of the Company, for the purposes of considering and, if thought fit, passing the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

1.              Proposal No. 1 — To re-elect the retiring Director, Ruby Rong Lu, as a director of the Company and to authorize the Board of Directors to fix the Director’s remuneration;

2.              Proposal No. 2 — To re-elect the retiring Director, Venkatachalam Krishnakumar, as a director of the Company and to authorize the Board of Directors to fix the Director’s remuneration;

3.              Proposal No. 3 — To approve the appointment of the independent auditor, Deloitte Touche Tohmatsu LLP, for the fiscal year 2013 and to authorize the Board of Directors to fix its remuneration;

4.              Proposal No. 4 — To ratify the adoption of the audited financial statements of fiscal year 2012 and report of the independent registered public accounting firm, and their inclusion in the Company’s 2012 annual report; and

5.              Proposal No. 5 — To authorize the Board of Directors to take any and every action that might be necessary to effect the foregoing resolutions 1 to 4 as the Board of Directors, in its absolute discretion, thinks fit.

The Board of Directors of the Company has fixed the close of business on November 19, 2013 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the annual general meeting or any adjournment or postponement thereof.

Please refer to the proxy form, which is attached to and made a part of this notice. If you cannot attend the annual general meeting in person, you are urged to complete, sign, date and return the attached proxy form by 9:00 AM on December 21, 2013 (Beijing time, or 8:00 PM EST on December 20, 2013), failing which the proxy will not be valid. The grant of a proxy does not prevent you from attending the annual general meeting and voting in person.

Holders of record of the Company’s common shares at the close of business on the Record Date are entitled to vote at the annual general meeting and any adjourned or postponed meeting thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying shares must act through Deutsche Bank Trust Company Americas, the depositary of the Company’s ADS program.

Please note that copies of the annual reports of the Company are available for shareholders. If you would like to obtain a copy, you can (1) send your request for a physical copy by email to ir@pactera.com; (2) notify the Company of your e-mail address by sending your request to ir@pactera.com and a soft copy will be sent to your e-mail address provided; and (3) view the annual report at the Company’s website at http://www.mzcan.com/us/PACT/annual/2012/EN/Pactera_Annual_Report%202012_20F_K3QIp2G3nnnf.pdf.

NEITHER THIS DOCUMENT NOR THE AGM RELATES TO THE PROPOSED GOING PRIVATE TRANSACTION, AND YOU ARE NOT BEING ASKED TO VOTE ON ANY PROPOSALS RELATED TO THE TRANSACTIONS IN CONNECTION WITH THE PROPOSED GOING PRIVATE TRANSACTION AT THIS TIME.

On October 17, 2013, the Company announced that it signed a definitive merger agreement under which the Company will be acquired by a consortium led by funds managed or advised by Blackstone Group L.P. or its affiliates.  Matters relating to the proposed going private transaction are not being submitted for approval by the shareholders of the Company at this AGM. A separate extraordinary general meeting (“EGM”) of the Company will be convened at a later time for approval by the shareholders of the Company of such matters.  In connection with the proposed going private transaction, the Company will file with the U.S. Securities and Exchange Commission (the “SEC”) a Schedule 13E-3 transaction statement that includes a proxy statement of the Company, and information regarding the EGM, which will be subject to review and comments by the SEC and further changes. The Company urges investors and shareholders to read the proxy statement and other relevant documents to be filed with the SEC, as well as any future amendment to such transaction statement filed with the SEC, carefully and in their entirety when they become available because they contain important information about the proposed going private transaction.

By Order of the Board of Directors of Pactera Technology International Ltd.

/s/Chris Shuning Chen

Chris Shuning Chen

Chairman

Beijing, PRC

November 19, 2013

Executive Office:

Building C-4, No. 66 Xixiaokou Road,

Haidian District, Beijing 100192

People’s Republic of China

Registered Office:

Cricket Square, Hutchins Drive, P.O. Box 2681,

Grand Cayman KY1-111, Cayman Islands